UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Appointment of a Director

Effective June 20, 2025, the board of directors (the “Board”) of Sify Technologies Limited (the “Company”) appointed Dr. Ram Sewak Sharma to the Board as an Independent Director, as a member of the Audit Committee of the Board, and as Chairman of the Compensation/Nomination and Remuneration Committee of the Board.

A member of the Indian Administrative Service (IAS 1978, Jharkhand cadre), Dr. Sharma has had a distinguished record of more than four decades, leading reforms and leveraging IT to simplify administrative processes, thus, contributing to shaping India’s policies in Information and Communication Technologies (ICTs).

As the founding Director General and Mission Director of the Unique Identification Authority of India (UIDAI), Dr. Sharma helped formulate and launch Aadhaar, India’s first and the world’s largest biometric identity system, an experience that eventual found expression in a process biography- ‘Making of Aadhaar: World’s largest Identity Platform’. Dr. Sharma’s experience in the telecom industry dates back to his time as the Chairman of the Telecom Regulatory Authority of India (TRAI) and as the Secretary of the Department of Electronics and Information Technology (Ministry of Communications and Information Technology). Dr. Sharma holds a master’s degree in mathematics from the Indian Institute of Technology (IIT), Kanpur, a master’s degree in computer science from the University of California, Riverside, and a PhD from IIT, Delhi.

Dr Sharma has no family relationships with any of the executive officers or directors of the Company.

On June 24, 2025, the Company issued a press release announcing the appointment of Dr. Sharma to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits

99.1	Press Release, dated June 24, 2025

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2025
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
		Name:	M P Vijay Kumar
		Title:	Executive director and
Group Chief Financial Officer

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